# enerPLUS

**ENERPLUS CORPORATION**
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200  F. 403-298-2211
www.enerplus.com

# NEWS RELEASE

**April 30, 2012**

## Enerplus Announces Cash Dividend for May 2012

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that a cash dividend in the amount of CDN$0.18 per share will be payable on May 18, 2012 to all shareholders of record at the close of business on May 10, 2012. The ex-dividend date for this payment is May 8, 2012.

The CDN$0.18 per share dividend is equivalent to approximately US$0.18 per share if converted using a Canadian per US dollar exchange rate of 1.0197. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable.

The dividend paid by Enerplus is considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

At our Annual and Special Meeting being held on May 11, 2012, Enerplus shareholders of record as of March 23, 2012 will vote to approve the replacement of our current Dividend Reinvestment Plan ("DRIP"), which is available only to Canadian shareholders, with a Stock Dividend Program ("SDP") that will be available to all shareholders.

Similar to the DRIP, the proposed SDP will allow all shareholders to receive dividends in the form of shares of Enerplus at a 5% discount to the current market price instead of a cash dividend. Participation in the SDP will be completely optional allowing Enerplus shareholders to continue to receive cash dividends unless they elect to receive stock dividends.

Details regarding the SDP can be found in the Management Information Circular for Enerplus dated March 9, 2012 that has been filed on SEDAR and EDGAR and is available on our website at www.enerplus.com/investor/dividends/stockdividendprogram.cfm.

For further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

- 30 –

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various

**ENERPLUS CORPORATION**
The Dome Tower, Suite 3000
333 – 7<sup>th</sup> Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200  F. 403-298-2211
www.enerplus.com

# NEWS RELEASE

components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.